[LETTERHEAD OF DEBEVOISE & PLIMPTON LLP]

April 17, 2007

VIA EDGAR

Ms. Jennifer R. Hardy

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 7010

Re:	BWAY Holding Company

Registration Statement on Form S-1

Filed March 9, 2007

File No. 333-141174

Dear Ms. Hardy,

This letter sets forth the responses of BWAY Holding Company (the “Company”) to the comments contained in your letter, dated April 6, 2007, relating to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2007. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

The Company is filing, via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 1, as well as two copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on March 9, 2007. We have also enclosed with the paper copy of this letter supplemental materials requested by the staff of the Commission (the “Staff”) or responsive to the Staff’s comments. Pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule 418(b)”), the supplemental information is being provided to the Staff on a supplemental, confidential basis only and is not to be filed with or deemed a part of Amendment No. 1.

Pursuant to Rule 418(b), the Company hereby requests that the supplemental information be returned to the undersigned promptly following completion of the Staff’s review of the supplemental information.

The Company believes that the supplemental information contains information relating to its operations and market position, and that disclosure of this information could cause substantial competitive harm to the Company and is not necessary for the protection of investors.

Please call the undersigned when the Staff has completed its review and the Company will arrange to have the supplemental information retrieved. The Company respectfully reserves the right to have the supplemental information returned to the Company at an earlier date.

Page references in the responses below are to the blacklined version of Amendment No. 1.

General

1.	We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-Rule 430A information as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

The Company acknowledges the Staff’s comment, and supplementally advises the Staff that it intends to provide the price range and number of shares for this offering and any other non-Rule 430A information as soon as possible.

2.	Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

In response to the Staff’s comment, the Company has supplementally provided with the paper copy of this letter three (3) copies of the artwork proposed to be included in the prospectus.

3.	Please provide us with the industry and market data supporting factual assertions that appear in your prospectus, such as your estimates of the 2006 revenues for the North American general line rigid metal and rigid plastic container industries and your estimated market share by product line. In addition, please tell us whether such other information is publicly available without charge.

In response to the Staff’s comment, the Company has provided below the relevant support for factual assertions that appear in Amendment No. 1. In each case, the Company provides the factual statement in italicized text, followed in plain text by an explanation of the relevant support and, where applicable, a cross-reference to the supplemental information submitted confidentially. The Company respectfully draws the Staff’s attention to the fact that certain of such assertions have been revised in Amendment No. 1 to state that they are based on management’s beliefs where the relevant support comes from internal sources at the Company. Although there is only very limited information published by third party sources in respect of the Company’s industry, the Company believes, based of the extensive industry experience of its operating management and its very substantial presence in the markets in which it operates, that it has a reasonable basis for all of the industry information presented.

“We are a leading North American manufacturer of general line rigid metal and plastic containers,” (page 1) – The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedule of management estimates based on management’s knowledge of the general line rigid metal and rigid plastic container manufacturing industries, marked “aa” to show the location of the information supporting the Company’s claim. [See Annex 3-A.]

“[W]e estimate that we have a number one market share in products that together represented approximately 78% of our fiscal 2006 net sales.” (page 1) – The Company has revised the percentage and is furnishing the Staff supplementally with a copy of the Company’s internal schedule of management estimates based on management’s knowledge of the general line rigid metal and rigid plastic container manufacturing industries, marked “hh” to show the location of the information supporting the Company’s claim. [See Annex 3-A.]

“We estimate that in 2006 general line rigid metal and rigid plastic container industry revenues in North America were approximately $1.4 billion and $2.0 billion, respectively. Based on long-term growth data for the broader packaging industry, we estimate that 2006 growth rates for the general line rigid metal container and rigid plastic container markets in North America were approximately 0.5% and 3.5%, respectively.” (pages 1 and 75) - The Company has omitted the estimate of the 2006 growth rate for the North American aerosol market and changed the estimate of 2006 general line rigid plastic container industry revenue in North America to approximately $2.0 billion. The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedule of management estimates based on management’s knowledge of the general line rigid metal and rigid plastic container manufacturing industries, marked “bb” to show the location of the information supporting the Company’s claim, together with copies of relevant third party sources. [See Annexes 3-A and 3-B.]

“We believe that our end markets have historically exhibited stable demand and pricing characteristics, with little cyclicality and a relatively broad customer base.”

(page 1) – The Company has inserted the qualification that the statement is a belief of the Company. The Company supplementally advises the Staff that this statement is based on management’s knowledge of the general line rigid metal and rigid plastic container manufacturing industries.

The table attached as Appendix I to this letter (page 2) - The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedules based on available third party data, in each case marked “cc” to show the location of the information supporting the Company’s claim. [See Annex 3-A.]

“We believe that we are the only company in North America with the ability to service our customers’ needs on a national basis in both general line rigid metal and plastic packaging.” (page 2) – The Company has inserted the qualification that the statement is a belief of the Company. The Company supplementally advises the Staff that this statement is based on management’s knowledge of the general line rigid metal and rigid plastic container manufacturing industries.

“We believe we are the primary supplier for each of our top 10 customers and are the sole source supplier for many of our largest customers.” (page 3) – The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedule based on the Company’s internal records and management’s knowledge of the general line rigid metal and rigid plastic container manufacturing industries. [See Annex 3-C.]

“…we believe that our general line metal container manufacturing costs are among the lowest in the industry…” (pages 6 and 80) – The Company supplementally advises the Staff that this statement is based on management’s knowledge of the general line rigid metal container manufacturing industry.

“We believe that we are the leading supplier in North America [of metal paint cans.]” (page 81) – The Company has inserted the qualification that the statement is a belief of the Company. The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedule of management estimates based on management’s knowledge of the general line rigid metal container manufacturing industry, marked “dd” to show the location of the information supporting the Company’s claim. [See Annex 3-A.]

“[We believe that we are] the only national supplier of metal paint cans.” (page 81) – The Company has inserted the qualification that the statement is a belief of the Company. The Company supplementally advises the Staff that this statement is based on management’s knowledge of the general line rigid metal container manufacturing industry.

“We believe that we are the sole supplier of metal paint cans to the leading domestic paint companies…” (page 81) – The Company has inserted the qualification that the statement is a belief of the Company. The Company supplementally advises the Staff that this statement is based on management’s knowledge of the general line rigid metal container manufacturing industry.

“…we believe that we are the sole supplier of metal paint can components to the primary manufacturer of hybrid (plastic and metal) paint cans in North America.” (page 81) – The Company has inserted the qualification that the statement is a belief of the Company. The Company supplementally advises the Staff that this statement is based on management’s knowledge of the general line rigid metal and rigid plastic container manufacturing industries.

“We believe that we are the leading supplier of metal specialty cans in North America.” (page 81) – The Company has inserted the qualification that the statement is a belief of the Company. The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedule based on management estimates based on management’s knowledge of the general line rigid metal container manufacturing industry, marked “ee” to show the location of the information supporting the Company’s claim. [See Annex 3-A.]

“We believe that we are the third largest supplier of aerosol cans in North America.” (page 81) – The Company has inserted the qualification that the statement is a belief of the Company. The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedule based on management estimates based on management’s knowledge of the general line rigid metal container manufacturing industry, marked “ff” to show the location of the information supporting the Company’s claim. [See Annex 3-A.]

“We believe that we are one of the leading suppliers of steel pails in North America.” (page 81) - The Company has inserted the qualification that the statement is a belief of the Company. The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedule based on management estimates based on management’s knowledge of the general line rigid metal container manufacturing industry, marked “gg” to show the location of the information supporting the Company’s claim. [See Annex 3-A.]

“In fiscal 2006, our four largest suppliers of steel provided approximately 85% of the steel we purchased that year.” (page 82) – The Company is furnishing the Staff supplementally with a copy of the Company’s internal schedule based on its steel purchases in fiscal 2006, marked to show the location of the information supporting the Company’s claim. [See Annex 3-D.]

“We believe that we are the largest manufacturer of general line rigid plastic containers in the North American market…” (page 83) – The Company supplementally advises the Staff that this statement is based on management’s knowledge of the general line rigid plastic container manufacturing industry.

4.	To the extent applicable, our comments should also be complied with in the future filings of BWAY Corporation.

The Company acknowledges the Staff’s comment and supplementally advises the Staff that it intends to comply with the Staff’s comments, to the extent applicable, in future filings of BWAY Corporation.

5.	We note that you presented measures that you identify as adjusted EBITDA, adjusted EBITDA margin, and primary working capital. It appears to us that these are non-GAAP measures that may not comply with Item 10(e) of Regulation S-K and should not be included in future filings.

The Company acknowledges the Staff’s comment, and respectfully submits that in connection with both the initial filing of the Registration Statement and the filing of Amendment No. 1, it considered the Staff’s discussion, especially questions number 8, 10, 12 and 15, in its release entitled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” dated June 13, 2003, which provides guidance with regard to the presentation of a non-GAAP financial measure in documents filed with the Commission. The Company respectfully submits that it believes that the non-GAAP measure “Adjusted EBITDA” is permissible and consistent with the aforementioned interpretive guidance because (i) the measure relates directly to the computation of material covenants to a material credit agreement, i.e., “Consolidated Interest Coverage Ratio” and “Consolidated Total Leverage Ratio” in the Company’s principal credit agreement, (ii) the information about these covenants is material to an investor’s understanding of the Company’s financial condition and/or liquidity, (iii) Company management uses Adjusted EBITDA to assess the Company’s financial performance, (iv) Adjusted EBITDA is a primary metric used in the Company’s management incentive programs (e.g., the BCO Holding Company Stock Incentive Plan, as described in “Management—BCO Holding Company Stock Incentive Plan, and the Company’s management incentive bonus plan as described in “Management—Management Employment Agreements”) and (v) Company management believes that the measure is frequently used by securities analysts, investors and other interested parties to measure the Company’s ability to service its debt obligations. In addition, as the Company will not receive any proceeds of the offering, its current level of indebtedness will not decrease as a result of the offering. The Company, therefore, believes Adjusted EBITDA is a material measure for investors to understand the impact of its substantial indebtedness on the financial condition of the Company.

The Company has revised the discussion of Adjusted EBITDA to include the Company’s Consolidated Interest Coverage Ratio and Consolidated Total Leverage Ratio determined in accordance with its credit facility, each of which is calculated with reference to Adjusted EBITDA. The Company has further included in the Summary section disclosure with respect to the aggregate amount of indebtedness outstanding under its credit facility as of December 31, 2006, and a statement regarding the Company’s belief that it was in compliance with these ratios as of December 31, 2006.

In response to the Staff’s comment, the Company has also revised the disclosure to eliminate the use of “primary working capital.”

Cover Page

6.	The paragraph discussing the underwriters’ over-allotment option is not clear. Please revise your discussion of the underwriters’ option to purchase additional shares from the selling shareholders to clarify the circumstances in which such option will exist and to reconcile your disclosure here with that appearing under Underwriting on page 116.

In response to the Staff’s comment, the Company has revised the discussion of the underwriters’ option to purchase additional shares.

Prospectus Summary, page 1

7.	We note your summary contains a lengthy description of the company and its industry, competitive strengths, and business strategy. Further, we note that virtually identical disclosure appears later in your prospectus under the heading “Business.” In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. Refer to Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

In response to the Staff’s comment, the Company has revised and shortened the Summary accordingly.

8.	Please revise your discussion of the aerosol market to clarify whether it is a subset of your metal container segment.

In response to the Staff’s comment, the Company has revised the discussion of the aerosol market to clarify that it is a subset of the metal container segment.

Summary Historical and Unaudited Pro Forma As Adjusted Financial Data, page 8

9.	We note that “cash paid for interest” for the historical periods ended January 1, 2006 and December 31, 2006 on page 10 does not agree with your unaudited consolidated statements of cash flows on page F-4. Please advise or revise your document.

In response to the Staff’s comment, the Company has revised the “cash paid for interest” for the historical periods ended January 1, 2006 and December 31, 2006 to agree with its unaudited consolidated statements of cash flows.

Risk Factors, page 14

10.	Please provide prominent risk factor disclosure regarding your recent net loss.

In response to the Staff’s comment, the Company respectfully submits that the net loss was in the first quarter of fiscal 2006 and is already addressed by the risk factor titled “Our quarterly operating results may fluctuate due to seasonality and other factors.” In addition, the Company respectfully submits that it did not report a net loss for the three and six month periods ended April 2, 2006 or for fiscal year 2006, which will be reflected in the Registration Statement when the Company updates, in late April 2007, the financial information for the second fiscal quarter of 2007. However, to address the Staff’s comments, the Company has revised the risk factor titled “Our quarterly operating results may fluctuate due to seasonality and other factors” to specifically note that the Company had a net loss in the first quarter at fiscal 2006.

Risks Related to Our Business, page 14

Deceleration of the recent growth in our end markets . . ., page 17

11.	It is unclear to us how decreased growth in your end markets and, therefore, for you, constitutes a material risk that is unique to your business or the industry in which you operate, as opposed to one faced by manufacturers of all non end-use products generally. Please revise to provide specific disclosure of how reduced demand for your products could affect your results or, alternatively, delete this risk factor. Similarly revise or delete other risk factors that appear unduly speculative or that may otherwise apply to any issuer, including “In the event of a catastrophic loss . . .” appearing on the bottom of page 17, “A disruption or failure in our information technology systems . . .” on page 19, “We may not be able to protect our intellectual property . . .” on page 20, and “There currently exists no market for our common stock . . . .” on page 21.

In response to the Staff’s comment, the Company:

•

has revised the disclosure under the risk factor titled “Deceleration of the recent growth in our end markets could negatively impact our net sales” to specify the correlation between the Company’s results and the performance of the home improvement and repair sector;

•	has deleted the risk factor titled “In the event of a catastrophic loss of one of our manufacturing facilities….”;

•	has deleted the risk factor titled “A disruption or failure in our information technology system.…”;

•	has deleted the risk factor titled “We may not be able to protect our intellectual property.…”; and

•

has revised the disclosure under the risk factor titled “There currently exists no market for our common stock….” In addition, the Company respectfully submits that this risk factor is particularly relevant to the Company in its capacity as an unseasoned issuer proposing to offer and sell common stock in connection with an initial public offering. The Company further respectfully submits that, in any event, by making the amendment indicated above, this risk factor now incorporates the several risk factors relevant to our business in the context of an initial public offering.

In addition, the Company respectfully submits that the risk factor titled “Deceleration of the recent growth in our end markets….” and “There currently exists no market for our common stock….” are material to the business and the Company’s initial public offering and are appropriately included in Amendment No. 1 under the caption “Risk Factors.”

Labor disruptions with that portion of our workforce that is unionized . . ., page 17

12.	Please revise your discussion under this heading to clarify whether the collective bargaining agreement discussed in the second sentence that becomes amendable in fiscal 2007 is the same agreement referenced in the final sentence under this heading. Similarly revise the corresponding disclosure appearing under Employees on page 84.

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Labor disruptions with that portion of our workforce that is unionized…,” to clarify that the collective bargaining agreement discussed in the second sentence that becomes amendable in fiscal 2007 is the same agreement referenced in the final sentence. Similarly, the Company has revised the corresponding disclosure under the heading “Business—Employees.”

Our business may be subject to significant environmental, health and safety costs, page 18

13.	We note your statements on page 85 that you consider the prospect of material losses resulting from environmental investigation or remediation matters relating to your current or former facilities to be “remote” and that you do not believe that any of the matters identified there “will have a material adverse effect on our financial position, results of operations and/or cash flows.” Please note that risk factor disclosure is only appropriate for risks deemed material to the company’s operations, its industry, or its investors. Please revise your disclosure to clarify why you consider this risk to be material or delete this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure in (i) the section “Business—Environmental, Health and Safety Matters”, (ii) Note 9 to the Company’s Unaudited Consolidated Financial Statements, and (iii) Note 14 to the Company’s Consolidated Financial Statements. The revisions clarify that, although the Company believes that it is remote that material losses may have resulted from identified environmental investigation or remediation matters related to its current or former facilities, unidentified future liabilities resulting from environmental investigation or remediation matters represent a material risk to the Company. In addition, the Company has included disclosure in the third paragraph of the section “Business—Environmental, Health and Safety Matters” with respect to action required at the Company’s Cincinnati, Ohio facility pursuant to a letter from the United States Environmental Protection Agency dated March 14, 2007. In light of the above, the Company has maintained the risk factor entitled “Our business may be subject to significant environmental, health and safety costs”.

The Company notes that in preparing its response to the Staff’s comment it has also considered the Staff’s comment number 4 in a letter dated February 17, 2006 to the Company and the Company’s response to such comment in a letter dated February 24, 2006. For the Staff’s ease of reference, the Company will provide a copy of each letter together with the paper copy of this letter.

The cost of producing our products may be adversely affected by increases in the price of energy, page 18

14.	Please consolidate this risk factor with “Increases in the price of our raw materials . . . ,” on page 15.

In response to the Staff’s comment, the Company has consolidated this risk factor with the risk factor titled “Increases in the price of our raw materials…”.

BWAY may be unable to repay the senior subordinated notes . . ., page 19

15.	Please revise the discussion under this heading to state a specific risk to the company or its investors related to the terms of the 10% senior subordinated notes, including the company’s current ability to make timely payments on its debt obligations, or otherwise delete this risk factor. Please note that the inability to provide assurance to investors that you will generate sufficient cash flow, that future borrowings will be available, or that you will be able to refinance the notes are not risks for which disclosure is contemplated by Item 503(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure to state specific risks to the Company or its investors related to the terms of the 10% senior subordinated notes, including the Company’s ability to make timely payments on its debt obligations.

In addition, the Company has added a risk factor with respect to cross default or cross acceleration provisions in the instruments governing the Company’s debt that may cause all of the debt issued thereunder to become immediately due and payable as a result of a default under an unrelated debt instrument.

Restrictive covenants in debt agreements . . ., page 20

16.	Please revise this risk factor to specifically describe the terms of the materially restrictive covenants in your credit facility and indenture to your senior subordinated notes and discuss the manner in which the existence of these covenants may adversely affect your operations.

In response to the Staff’s comment, the Company has revised the disclosure to specifically describe the terms of the materially restrictive covenants in the Company’s credit facility and Indenture governing the senior subordinated notes and to discuss in more detail the manner in which the existence of these covenants may adversely affect the Company’s operations.

Market and Industry Data, page 26

17.	We note your representations that some of the information in the registration statement is based on information you obtained from sources you believe to be reliable, that such information “cannot always be verified with complete certainty” and, as a consequence, “may not be reliable.” Please note that you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 30 Note 2 – ICL Transaction, page 36

18.	Please supplementally confirm to us that the tax rate you used in your adjustment (i) represents a Canadian statutory rate or tell us how this tax rate was derived.

In response to the Staff’s comment, the Company has revised the disclosure to confirm that the tax rate used in its adjustment represents a Canadian statutory rate. The Company informs the Staff that adjustment (i) represents the income tax impact of historical ICL results of operations and related pro forma adjustments at a Canadian statutory rate and, as applicable, adjustments to historical BWAY Holding results of operations at its historical statutory rate.

Liquidity and Capital Resources, page 64

19.	Please include in future filings an expanded disclosure of the reasons for the significant changes in your working capital between reporting periods and whether these trends are expected to continue. Specifically, please disclose the primary reasons for the fluctuations in accounts receivable, accounts payable, and income taxes for the periods presented.

In response to the Staff’s comment, the Company has expanded the disclosure of the reasons for the significant changes in its working capital between reporting periods and whether these trends are expected to continue.

Business, page 74

Plastics Packaging Segment, page 83

20.	Please revise to disclose the name of the paint manufacturer for which you produce paint bottles on an exclusive basis.

In response to the Staff’s comment, the Company has disclosed the name of the paint manufacturer for which it produces paint bottles on an exclusive basis.

Raw Materials, page 84

21.	We note your statement that in addition to purchasing from suppliers, you purchase resin “opportunistically in spot markets . . . .” Please expand your discussion to disclose the nature of your contractual arrangements with HDPE suppliers (e.g., through forward contracts or through requirements contracts at prevailing market prices). Please provide similar disclosure with respect to suppliers for your metal packaging segment, as discussed on page 82.

In response to the Staff’s comment, the Company has disclosed the nature of its contractual arrangements with HDPE suppliers and with suppliers for its metal packaging segment.

Certain Relationships and Related Transactions, page 102 Management Bonus

22.	If any of the recipients are named executive officers, please identify them and disclose the amount each will receive. If so, please also disclose this special bonus in the Summary.

In response to the Staff’s comment, the Company has revised the disclosure to include the named executive officers who will receive the management bonus and the amount each will receive. In addition, the Company has revised the disclosure to include in the Summary a description of the management bonus.

Description of Certain Indebtedness, page 104 Senior Subordinated Notes, page 104

23.	Please revise to specify the general type of event constituting an event of default under the indenture for the senior subordinated notes.

In response to the Staff’s comment, the Company has revised the disclosure to describe the general type of events constituting an event of default under the Indenture governing the senior subordinated notes, including non-payment of interest or principal, violation of covenants, cross default and cross acceleration of certain other material indebtedness, material judgments, certain bankruptcy events and material invalidity of guarantees.

Description of Capital Stock, page 107 Advance Notice Requirements . . ., page 109

24.	Please revise your disclosure under this heading so that the timelines for submission of proposals by stockholders will conform to Exchange Act Rule 14a-8(e).

In response to the Staff’s comment, the Company has revised the disclosure to conform to the timelines for submission of proposals by stockholders under Exchange Act Rule 14a-8(e). Since the Company did not hold an annual meeting the previous year, the deadline for stockholder proposals is a reasonable time before the Company begins to print and send its proxy materials. The Company has added to the disclosure that under its by-laws, stockholders will be deemed to have complied with the notice requirement if they have provided notice in compliance with Exchange Act Rule 14a-8(e).

Certain U.S. Federal Tax Considerations, page 113

25.	Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all “material,” rather than “certain” or “certain material” tax considerations.

In response to the Staff’s comment, the Company has eliminated reference to “certain” in this subheading to clarify that the discussion includes all “material” rather than “certain” or “certain material” tax considerations.

Underwriting, page 116

26.	Disclose the criteria that the underwriters will use in determining whether to consent to waiving the 180-day lock-up agreement.

In response to the Staff’s comment, the representatives of the underwriters have advised the Company that there are no specific criteria used to determine whether to consent to the waiver of lock-up restrictions. These waivers are subject to the sole discretion of the representatives of the underwriters. Accordingly, the Company has not disclosed any specific criteria in Amendment No. 1.

Signatures

27.	In your amendment, please include the signature of your controller or principal accounting officer. Refer to Instruction 1 to the Signature Requirement to Form S-1.

In response to the Staff’s comment, the Company has revised the title of Kevin C. Kern to clarify that he is the Company’s principal accounting officer.

Exhibits

28.	We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus.

The Company acknowledges the Staff’s comment.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Paul Rodel at (212) 909-6478 or Sharon Han at (212) 909-6550.

Sincerely,

/s/ Steven J. Slutzky
Steven J. Slutzky

cc:	Dale Welcome

John Cash

Matt Franker

Securities and Exchange Commission

Kevin C. Kern

Jeffrey M. O’Connell

BWAY Holding Company

Robert E. Buckholz, Jr.

Sullivan & Cromwell LLP

Enclosures

Appendix I

*	Insignificant